
April 7, 2014

Via E-mail
Jeffrey D. Jones
President and Chief Executive Officer
Melrose Bancorp, Inc.
638 Main Street
Melrose, MA 02176

   **Re: Melrose Bancorp, Inc.
     Registration Statement on Form S-1
     Filed March 11, 2014
     File No. 333-194475**

Dear Mr. Jones:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1. We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary

Purchase by Executive Officers and Directors, page 8

2. Please include disclosure that officers and directors may own up to 36.4% of the shares issued in the offering.

Our Contribution of Cash and Shares of Our Common Stock to Melrose Cooperative Bank Foundation, page 8

3. We note your disclosure on page 9 that the company may complete the conversion and stock offering without the inclusion of the charitable foundation and without resoliciting subscribers. Please revise your discussion of the charitable foundation in Risk Factors to include this disclosure.

Subscriptions by Directors and Executive Officers, page 106

4. Please revise to include a subsection that lists the number of shares that will be held by Melrose Cooperative Bank Foundation.

Management of Melrose Bancorp

Employment and Change in Control Agreements

Change in Control Agreements with Diane Indorato and James Oosterman, page 99

5. We note your disclosure on page 25 that you intend to enter into change in control agreements with four executive officers other than the CEO. Please revise to state whether the change in control agreements for the other two executives will be substantially similar to the agreements with Ms. Indorato and Mr. Oosterman. Please describe the agreements if they will not be substantially similar.

The Conversion and Plan of Distribution

Marketing and Distribution; Compensation, page 119

6. Please add information listing the fees paid to Keefe, Bruyette & Woods during the past three fiscal years, and disclose if no fees were paid other than the fees to be paid in connection with the offering.

Melrose Cooperative Bank Foundation

Structure of the Charitable Foundation, page 129

7. Please include additional information regarding Ms. McAteer-Margolis, including whether she holds any employment positions other than the Community Outreach and Membership Director of Melrose Mass Television, whether she will be compensated for serving on the board of Melrose Cooperative Bank Foundation, and whether she will have equal say regarding the actions taken by the charity.

8. Please clarify the election process of the board of directors of Melrose Cooperative Bank Foundation. Please explain whether Mr. Jones and Ms. Indorato will also serve one-year terms, and who will nominate and vote for them. Please clarify whether company shareholders will have the ability to nominate persons to serve on the board of the foundation.

Financial Statements

Note 3 – Investments in Available-For-Sale Securities, page F-17

9. We note you disclose $492 thousand of unrealized losses for 12 months or longer on marketable equity securities at December 31, 2013. You also disclose that your marketable equity securities consisted of eight mutual funds.

   a. Please provide us with a listing of your equity securities/mutual funds in an unrealized loss position at December 31, 2013 detailing the costs and unrealized losses, as well as the length of time they has been in an unrealized loss position.

   b. For those in an unrealized loss position for more than 12 months, please provide us with your full detailed analysis of these securities' impairment as of December 31, 2013 that identifies all available positive and negative evidence considered, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support your conclusion that the impairment was not other than temporary. Specifically address how you considered your inability to direct the purchase or sale of the underlying securities that are held by the mutual fund itself in determining your ability to project a recovery and hold the fund until that recovery. Refer to SAB Topic 5M for guidance.

   c. Please revise future filings to include enhanced disclosures based on the disclosure requirements in ASC 320-10-50-6b.

Exhibit 8.1

10. Please file a signed and dated tax opinion with your amended registration statement.

11. We note that paragraphs 7 and 8 are subject to uncertainty. Please therefore add a risk factor setting forth the risks of uncertain tax treatment to investors. Refer to Section III.C.4 of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        Steve Lanter
        Luse Gorman Pomerenk & Schick